06002562

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/01/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sicor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8141 North Main Street
(No. and Street)

Dayton, (City) Ohio (State) 45415 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Merrick 937-890-1988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vanderhorst & Manning CPAs, LLC
(Name – *if individual, state last, first, middle name*)

6105 North Dixie Drive (Address) Dayton (City) Ohio (State) 45414 (Zip Code)

PROCESSED
MAR 08 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 PROCESSING SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory L. Merrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sicor Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NOTARIAL SEAL STATE OF OHIO

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independant Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SICOR SECURITIES, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

TOGETHER WITH

INDEPENDENT AUDITORS' REPORT

SICOR SECURITIES, INC.

YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

VANDERHORST & MANNING CPAs, LLC
Members of American Institute and Ohio Society of Certified Public Accountants

Dayton (937) 898-3167
FAX # (937) 898-9202
6105 N. Dixie Drive
P.O. Box 13449
Dayton, Ohio 45413
E-Mail: vm-day@voyager.net

Sidney (937) 492-0386
FAX # (937) 492-3262
500 Folkerth Avenue
Sidney, Ohio 45365
E-Mail: vmsid@bright.net

Troy (937) 440-8320
FAX # (937) 440-8353
1903 West Main Street
P.O. Box 280
Troy, Ohio 45373
E-Mail: vmtroy@vmcpa.com

Web Site Address:
www.vmcpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

We have audited the accompanying statement of financial condition of Sicor Securities, Inc. as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sicor Securities, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles, generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Sicor Securities, Inc., is exempt from the requirements of Rule 15c3-3 due to the nature of the Company's transactions, because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers). Accordingly, the Supplemental Schedules relating to the reserve requirements under Rule 15c3-3, and the information relating to the possession or control requirements under Rule 15c3-3, have been omitted from this report.

Vanderhorst & Manning

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio
February 21, 2006

SICOR SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	311,084
Commissions Receivable		20,786
Other Receivables		59,498
Tax Benefit Receivable		139,000
	$	530,368

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions Payable	$	33,261
Accounts Payable, Trade		43,825
Arbitration Settlement		54,300
Accrued Expenses		20,375
Loan Payable		50,000
	$	201,761
Commitments and Contingent Liabilities		
Subordinated Borrowings	$	50,000
Stockholders' Equity:		
Common Stock - No Par Value, 500 shares authorized, 102 shares issued and outstanding	$	500
Additional Paid-In Capital		902,453
Retained Deficit		(624,346)
Total Stockholders' Equity	$	278,607
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	530,368

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commissions	$	921,881
Interest		3,695
Advisory Fees		143,684
Other Income		149,619
	$	1,218,879
Expenses:		
Commission Expense	$	757,750
Contract Labor		261,500
Telephone		3,492
License Expense		27,927
Insurance		2,007
Dues and Subscriptions		1,586
Maintenance and Repairs		1,394
Professional Fees		65,063
Office Supplies and Expense		10,127
Computer Consulting		35,943
Internet Access Fees		1,366
Arbitration Settlement		54,300
Travel and Entertainment		3,545
Equipment Rent		5,500
Auto Expense		1,534
Franchise Tax		948
Interest Expense		6,000
Bad Debt Expense		20,349
Other Operating Expenses		19,020
	$	1,279,351
Income Before Income Taxes	$	(60,472)
Provision for Income Taxes		-
Net Income (Loss)	$	(60,472)

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Capital Stock Common Shares	Amount	Additional Paid-in Capital	Retained Deficit	Total Stockholders' Equity
Balance at January 1, 2005	102	$ 500	$ 792,453	$ (563,874)	$ 229,079
Shares Redeemed against Subordinated Debt					
Net Income (Loss)				(60,472)	(60,472)
Capital Contributions			110,000		110,000
Balance at December 31, 2005	102	$ 500	$ 902,453	$ (624,346)	$ 278,607

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Subordinated Borrowings at January 1, 2005	$	50,000
Issuance of Subordinated Loan Agreements		-
Subordinated Borrowings at December 31, 2005	$	50,000

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net Income	$	(60,472)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
(Increase) Decrease in Operating Assets:		
Commissions Receivable		3,489
Accounts Receivable, Other		51,245
Increase (Decrease) in Operating Liabilities:		
Commissions Payable		(40,972)
Accounts Payable, Trade		(10,867)
Arbitration Settlement		54,300
Accrued Expenses		6,000
Net Cash Provided by Operating Activities	$	2,722
Cash Flows From Investing Activities:		
Net Cash (Used) Provided in Investing Activities	$	-
Cash Flows From Financing Activities:		
Additional Paid-in-Capital		110,000
Net Cash Provided by Financing Activities	$	110,000
Increase in Cash	$	112,722
Cash at Beginning of the Year		198,362
Cash at End of the Year	$	311,084
Supplemental Disclosures of Cash Flow Information:		
Interest Paid	$	-

The accompanying notes are an integral part of these financial statements

SICOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES

NATURE OF ORGANIZATION

The Company was incorporated in 1984 to provide broker-dealer services and other security related transactions. It is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company has not conducted trading activities and does not carry customer accounts. Its principal activity is the sale of redeemable shares of registered investment companies and certain other share accounts. To a lesser extent, the Company performs financial planning, fee based asset management and related consulting services. The Company is a wholly owned subsidiary of TIS Holdings, Inc. (Parent). Management has represented that TIS Holdings, Inc. had no material transactions other than with Sicor Securities, Inc. as disclosed in Note 3 during the period ended December 31, 2005 and further that these financial statements do not include any transactions associated with TIS Holdings, Inc. Accordingly, these financial statements do not include TIS Holdings, Inc., and no audit procedures were applied to it.

BASIS OF ACCOUNTING

The Financial Statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when incurred.

CASH AND CASH EQUIVALENTS

Cash includes amounts in financial institutions. For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2005.

CONCENTRATIONS OF CREDIT RISK

The Company is an introducing broker engaged in introducing customers to counter parties, which include clearing brokers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. Risk is limited due to the large number of counter parties customers are introduced to. It is the Company's policy to review, as necessary, the credit standing of each counter party.

ADVERTISING

Advertising and sales promotion costs are expensed as incurred. There were no advertising expenses for the year ended December 31, 2005.

ACCOUNTS RECEIVABLE

Management believes that all accounts receivable as of December 31, 2005 are fully collectible. Accordingly, no reserve for bad debts exists at December 31, 2005.

NOTE 1 – SIGNFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT

The Company did not own property and equipment during the year. However, it continued to utilize furniture and fixtures transferred to its Parent in 2002 (See Note 3). Maintenance and repairs charged to expense were incurred on property and equipment leased by the Parent to the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles, generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, upon settlement, actual results may differ from the estimated amounts.

NOTE 2 – NET CAPITAL REQUIREMENTS

With respect to its securities transactions, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $130,109, which was $109,932 in excess of its required net capital of $13,451. The Company's net capital ratio was 1.55 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company leased its operating facility on a month-to-month basis from a related entity, through common ownership. Effective June 1, 2002, rents were mutually discontinued. Effective June 1, 2003, an agreement was entered into to provide for rent at one dollar per month. This agreement was renewed for another year from June 1, 2005 through May 31, 2006.

In addition, the Company accrued interest expense of $6,000 on subordinated borrowings held by various stockholders (see Note 5).

The Company incurred $261,500 charged as contract labor expense in connection with services rendered during the year by its Parent under an agreement entered into in 2002.

At December 31, 2005, the Company had $139,000 Tax Benefit Receivable due from its Parent. This results from net operating loss benefits utilized by Parent on the consolidated income tax returns (see Note 4).

The Company continued to utilize property and equipment owned by its Parent. Rent in the amount of $5,500 was paid for such use during the year (see Note 1).

NOTE 3 – RELATED PARTY TRANSACTIONS (continued)

During the year ended December 31, 2005, the Company received revenues, for services performed, from related entities, through common ownership. These revenues are adjusted in various expense accounts on the income statement and amounted to $28,900.

NOTE 4 – PROVISION FOR INCOME TAXES

Sicor Securities, Inc. files consolidated income tax returns with its Parent. Sicor Securities, Inc. provides for income taxes on a separate return basis and remits or receives from the parent or its subsidiary amounts currently payable or receivable. The Company recorded no tax benefit for the year ended December 31, 2005. At December 31, 2005, the Company has available net operations loss carry forward of approximately $244,000 which expire in the years 2007 through 2025.

DEFERRED TAX ASSET	
Benefit of Net Operating Loss Carry forward	$10,000
Less Valuation Allowance	10,000
Net Deferred Tax Asset	$ 0

Due to uncertainty regarding the level of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized, principally due to expiration of net operating loss carry forwards.

NOTE 5 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2005 are listed in the following:

SUBORDINATED LOAN AGREEMENTS, 6% INTEREST PER ANNUM

	Effective Date	Maturity Date	Amount
(a)	June 14, 1999	May 31, 2007	50,000

(a) The maturity date was extended from May 31, 2004 to May 31, 2007

The holder of the subordinated debt purchased 215 shares of the Parent's Class I Preferred Stock at a cost of $215,000.

In connection with the subordinated borrowings, the Company issued one (1) share of common stock, no par value, for each $50,000 of borrowings. Accordingly, in connection with subordinated borrowings the Company issued five (5) shares of stock during 1999, of which three (3) have been redeemed.

The company continues to negotiate for redemption of one (1) share of stock with a previous holder of subordinated debt, which was not extended beyond November 14, 2004. The balance due of $50,000 is reflected as a loan payable in these financial statements.

NOTE 5 – SUBORDINATED BORROWINGS (continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense under the subordinated borrowings was $6,000 and is included in accrued expenses.

NOTE 6 – GOING CONCERN

These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company continues to recruit independent brokers through its own marketing efforts and strategic partnerships with a variety of insurance marketing organizations to assist them with the approval, training and general supervision of the sale of equity indexed annuities by its brokers. These agreements have opened up an additional source of revenue that was previously unavailable. Additionally, the Company is continuing its mentoring program to assist in training the brokers with financial planning, case design, placement and sales and marketing support. The Company believes the mentoring program and the strategic partnerships will accelerate the relationship between the new independent broker and the Company, which will assist in generating additional revenue more rapidly.

The Company continues to reduce operating expenses and liabilities to its vendor relationships. The Company continues to rely on its parent, TIS Holdings, Inc. to infuse capital, as necessary to maintain proper net capital and debt to debt-equity ratios.

SUPPLEMENTARY INFORMATION

SICOR SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Net Capital		
Total Stockholders' Equity (Deficit)		$ 278,607
Add Subordinated Borrowings Allowable in Computation of Net Capital		50,000
Total Capital and Allowable Subordinated Borrowings		$ 328,607
Deductions and/or Charges:		
Other Receivables	$ 59,498	
Interest Receivable	-	
Tax Benefit Receivable	139,000	
Total Deductions		198,498
Net Capital		$ 130,109
Aggregate Indebtedness		
Items Included in Statement of Financial Condition:		
Commissions Payable		$ 33,261
Accounts Payable		43,825
Arbitration Settlement		54,300
Accrued Expenses		20,375
Loan Payable		50,000
Total Aggregate Indebtedness		$ 201,761
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required:		
Company		$ 13,451
Total		$ 13,451
Excess Net Capital at 1000 Percent		$ 109,932
Ratio: Aggregate Indebtedness to Net Capital		1.55 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net Capital as Reported in Company's Part II (Unaudited) Focus Report		$ 126,850
Other Audit Adjustments, Net		3,259
Net Capital Per Above		$ 130,109

The accompanying notes are an integral part of these financial statements

VANDERHORST & MANNING CPAs, LLC

Members of American Institute and Ohio Society of Certified Public Accountants

Dayton (937) 898-3167
FAX # (937) 898-9202
6105 N. Dixie Drive
P.O. Box 13449
Dayton, Ohio 45413
E-Mail: vm-day@voyager.net

Sidney (937) 492-0386
FAX # (937) 492-3262
500 Folkerth Avenue
Sidney, Ohio 45365
E-Mail: vmsid@bright.net

Troy (937) 440-8320
FAX # (937) 440-8353
1903 West Main Street
P.O. Box 280
Troy, Ohio 45373
E-Mail: vmtroy@vmcpa.com

Web Site Address:
www.vmcpa.com

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
Sicor Securities, Inc.
Dayton, Ohio

In planning and performing our audit of the financial statements and supplemental schedule of Sicor Securities, Inc. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. The Company is exempt from the requirements of Rule 15c3-3 because it does not take possession of, or otherwise control customer securities.. Therefore, no procedures for safeguarding securities were considered.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not take possession of, or otherwise control customer securities, and because it does not carry customer accounts (it promptly transmits all funds and does not otherwise hold funds, or owe money to customers), we did not review the practices and procedures followed by the company in any of the following:

1. Meeting the reserve required by Rule 15c3-3(e)
2. Making quarterly securities examinations, counts, verifications, and comparisons
3. Recordation of differences required by rule 17a-13
4. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
5. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the America Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Vanderhorst & Manning

Vanderhorst & Manning CPAs, LLC
Dayton, Ohio

February 21, 2006